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INCLUDING PROFESSIONAL CORPORATIONS

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VIA HAND DELIVERY AND EDGAR	December 14, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Attention: Jeffrey Riedler

Re:
Herbalife Ltd.
Registration Statement on S-1 filed October 1, 2004
File No. 333-119485

Dear Mr. Riedler:

On behalf of Herbalife Ltd., f/k/a WH Holdings (Cayman Islands) Ltd., a Cayman Islands exempted limited liability company (the "Company"), we transmit herewith Amendment No. 5 to the Company's Registration Statement on Form S-1 originally filed with the Securities and Exchange Commission on October 1, 2004 (the "Registration Statement"). By this letter, on behalf of the Company, we provide responses to the comments of the staff of the Securities and Exchange Commission (the "Staff") in its letter dated December 7, 2004 (the "Comment Letter"), relating to the Company's Registration Statement. The Company has also revised its disclosure to include updated information related to its selling shareholders and the composition of its board of directors. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff's comments presented in bold italicized text. We also are forwarding, via courier, a copy of this letter and three (3) courtesy copies of Amendment No. 5 to the Registration Statement as filed on December 14, 2004 in paper format marked to show changes from Amendment No. 4 to the Registration Statement.

Business, page 70

1.
We note your response to comment 8 of our letter dated November 29, 2004 and the prospectus disclosure appearing in Amendment No. 4 to the registration statement. With respect to the discussion on page 70 concerning your product development efforts, please also disclose that unlike drug products that must be proven safe and effective for their intended use before marketing, there are no provisions in the law for the FDA to "approve" dietary supplements for safety and effectiveness before they reach the consumer.

  In response to the Staff's comment, we have revised our disclosure on page 70 of the prospectus to reflect the fact that unlike drug products that must be proven safe and effective for their intended use before marketing, there are no provisions in the law for the FDA to "approve" dietary supplements for safety and effectiveness before they reach the consumer.

Product Development, page 78

2.
We note your response to comment 15 and the associated revisions to the prospectus. With respect to your disclosure of $254,000 in fixed costs for the clinical studies at UCLA, please explain why such amount was given as $420,000 in your response 78 of your previous letter of November 9, 2004.

  In response to the Staff's comment, we note that while an aggregate contribution of $420,000 was in fact made to UCLA at year end, only $254,000 of this amount was specifically earmarked for the clinical studies. The remainder of this contribution was an unrestricted donation to UCLA. Therefore, our revised disclosure was intended to more accurately quantify the fixed costs related to the clinicals, notwithstanding our response 78 in our previous letter of November 9, 2004.

        We will follow up on this letter with a telephone call to the Staff, during which we will request confirmation that our responses and proposed revisions are satisfactory to the Staff. Please contact me at (213) 229-7207, Michael B. Mayes at (310) 551-8800 or Jonathan K. Layne at (310) 552-8641 with any questions regarding the foregoing responses.

Very truly yours,
/s/ RAYAN R. JOSHI
Rayan R. Joshi
cc:
Brett R. Chapman, Esq., WH Holdings (Cayman Islands) Ltd.
Richard Goudis, WH Holdings (Cayman Islands) Ltd.
Jonathan K. Layne, Esq., Gibson, Dunn & Crutcher LLP